UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  November 4,
2019

  Via E-Mail
  Tobias L. Knapp, Esq.
  O'Melveny & Myers LLP
  Times Square Tower
  Seven Times Square
  New York, NY 10036

           Re:     Progenics Pharmaceuticals , Inc.
                   Form 425
                   Filed on November 1, 2019
                   File No. 000-23143

  Dear Mr. Knapp:

           We have reviewed your filing and have the following comment.

  1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that "Shareholders Should Hold Velan
           Accountable for Questionable Securities Trading, Governance and Ethical Practices" and
           your questions regarding Velan's lack of discussions about its views relating to the proposed merger with your board and with the company's security holders. In this regard, note that the factual foundation for such assertion must be reasonable. Also, with a view toward revised disclosure, tell us what federal and state law obligations, or company governance provisions you believe Velan may have violated, assuming your description of the facts is accurate. Refer to Rule 14a-9.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,

                                                                  /s/ Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions